

PUBLIC POWER CORPORATION S.A.

30, Chalkokondili Str.
10432 ATHE█████████████████
Greece

BY COURIER



08005231

No/Date : Ϝ|ⅅ\ : 483|1-10-2008

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure
- An Announcement



NOTICE

Pursuant to Law 3556/2007 and following relative notification received on September 30, 2008 from *"American Funds"*, the Public Power Corporation SA of Greece notifies that, on September 18, 2008 total aggregate holdings of *"Europacific Growth Fund"* were reduced to 11,195,403 or 4,8256% of the Company's voting rights.

Athens 1/10/2008

END